BB 7/5

SECUR[illegible]SSION

06009298

ANNUAL AUDITED REPORT
FORM X-17 A-5/A
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden hours per response...... 12.00

AB 7/8

SEC FILE NUMBER
8-66543

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/12/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PAPALIA SECURITIES, INC.**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 WALNUT STREET
(No. and Street)

DANVILLE	**PA**	**17821**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANGELO MARK PAPALIA **(570) 271-1855**
(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name - if individual, state last, first, middle name)

ONE BATTERY PARK PLAZA	**NEW YORK**	**NY**	**10004**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED APR 24 2006 WASH. D.C.

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

BB

AD 7/8/06

OATH OR AFFIRMATION

I, Angelo Mark Papalia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Papalia Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

Signature

President

Title

____

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Papalia Securities

April 17, 2006

SEC MAIL PROCESSING
RECEIVED
APR 24 2006
WASH, D.C. 185 SEC

VIA CERTIFIED MAIL

Ms. Kim Cooper
National Association of Securities Dealers
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929

Dear Ms. Cooper,

In response to the April 12, 2006 letter we received from AnnMarie McGarrigle of your office, enclosed is one originally executed Form X-17 A-5 Part III. In accord with the instructions in the letter, today we have sent one originally executed Form X-17 A-5 Part III to the SEC regional office in Philadelphia, and two originals to the SEC Washington, D.C. office.

Thank you for clarifying by phone that the form used should be the one with the OMB Approval Expiration date of January 31, 2007, and that only the form itself is required, and not the underlying report or other items.

Sincerely,

Ned M. Shanahan
Chief Legal Officer
Chief Compliance Officer

cc: SEC Headquarters (two originals)
100 F Street, NE
Washington, DC 20549

National Association of Securities Dealers (one original)
Philadelphia District Office
Mr. A. Laurence Ehrhart, Regional Administrator
The Mellon Independence Center
701 Market Street
Philadelphia, PA 19106-1532

Rob Makarewicz (Kaufmann, Gallucci & Grumer, LLP)

Papalia Securities, Inc.
2 Walnut Street
Danville, Pennsylvania 17821

570.271.1855
1.800.626.1027
fax 570.271.1208

psicompliance@papaliasecurities.com
www.papaliasecurities.com